Exhibit 99.1

FOR IMMEDIATE RELEASE	Contact: Manuel Villas-Boas Espírito Santo Financial Group +44-20-7332-4350 - or - Mark Walter Taylor Rafferty, London +44-20-7614-2900 - or - James P Prout Taylor Rafferty, New York +1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP S.A. AND CRÉDIT AGRICOLE S.A. TO STRENGTHEN THEIR PARTNERSHIP IN PORTUGUESE BANCASSURANCE

ESPÍRITO SANTO FINANCIAL GROUP S.A. TO DEVELOP FURTHER ITS NON-BANCASSURANCE BUSINESSES AND TO DE-LEVERAGE ITS BALANCE SHEET

Luxembourg, Lisbon, Paris, February 20, 2005 - Espírito Santo Financial Group S.A. (“ESFG”) (Euronext Lisbon and NYSE: esf), and Crédit Agricole S.A. (“CASA”) have agreed that CASA will acquire 50% of the capital and have management control of the life and non-life bancassurance subsidiaries of ESFG in Portugal, respectively Tranquilidade Vida and Espírito Santo Seguros. Simultaneously, Banco Espírito Santo (“BES”), a subsidiary of ESFG, will acquire the other 50% of the capital of Tranquilidade Vida and will hold 25% of the capital of Espírito Santo Seguros while Tranquilidade Seguros will continue to own 25%. In addition, ESFG will have 100% ownership of Tranquilidade Seguros (buying out the minority interests indirectly owned by CASA) which will be the vehicle for conducting the non-bancassurance operations of the group. In addition, ESFG will use the proceeds of this restructuring to de-leverage its consolidated balance sheet.

STRATEGIC RATIONALE

•	For CASA, these transactions fit with its strategy to develop bancassurance as one of the drivers of its international expansion. They also testify of the quality of CASA’s long-standing partnership with the Espírito Santo Financial Group. The partnership between the two groups in bancassurance in Portugal offer significant value creation opportunities by combining CASA’s bancassurance expertise with the broad customer base, distribution capabilities and market knowledge of BES.

•	In turn, after these transactions, BES will be able to diversify further its revenue base and participate more directly in the increasingly important life and non-life bancassurance activities directed at its own large customer base of more than 1.5 million customers. These activities will also allow BES to benefit more directly from the convergence of banking and insurance products, especially in the life pensions business, where it already has a leading market share in the Portuguese market.

•	For ESFG, these transactions will streamline and focus the structure of its non-life agent business (whilst still maintaining an indirect interest in the bancassurance business through its stake in BES) and increase the range of its products by adding profitable non-bancassurance life business to its current portfolio of traditional non life products. The company’s agents will continue to emphasise the more recent and rapidly increasing area of sales of select banking products originating from BES, through assurfinance. In addition, these transactions will enable ESFG to increase its financial flexibility by de-leveraging its consolidated balance sheet.

STRUCTURE OF THE TRANSACTIONS

The transactions will consist of (a) a joint acquisition of Tranquilidade Vida by CASA and BES with each of them holding a 50% stake in the company, and (b) an acquisition by CASA of a 50% stake in Espírito Santo Seguros, with BES holding 25% and Tranquilidade Seguros maintaining its 25% shareholding in the company. Subject to EGM approval, BES will finance the above mentioned acquisition by issuing new shares in 2006.

CASA will have the management control of both Tranquilidade Vida and Espírito Santo Seguros, while BES will be responsible for the distribution of all products from those companies. Both companies will enter into a 25-year distribution agreement with BES.

In addition, ESFG will acquire the 33.3% stake indirectly owned by CASA in Tranquilidade Seguros, the non-life non-bancassurance insurance subsidiary of ESFG. Alongside this operation, Tranquilidade Vida’s life insurance portfolio originated via the broker and agent channel will be transferred from Tranquilidade Vida to Tranquilidade Seguros.

VALUATIONS

The transactions will value 100% of the bancassurance activities of Tranquilidade Vida at €900 million and Espírito Santo Seguros at €80 million.

The total consideration for 100% of Tranquilidade Seguros will be €398 million including the capital gains on its stakes in Tranquilidade Vida and Espírito Santo Seguros. Tranquilidade Vida’s broker and agent portfolio transferred to Tranquilidade Seguros will be valued at €50 million.

TIMING

These transactions are likely to be completed in the second quarter of 2006, and are subject to the approval of the relevant authorities.

ABOUT ESFG AND BES

ESFG is an international financial services holding company incorporated in Luxembourg. Its operations are mainly concentrated in Portugal and currently covering the following areas of business:

•	banking, through BES, third largest commercial bank in Portugal with a 18% market share
•	non-life traditional insurance, through Tranquilidade Seguros
•	life and non-life bancassurance, through Tranquilidade Vida and Espirito Santo Seguros whose products are marketed through the branch network of BES

After this transaction, ESFG will completely own and control all the life and non-life insurance activities carried out by Tranquilidade Seguros distributed through its network of agents and brokers as well as continuing its assurfinance activities with BES.

ABOUT TRANQUILIDADE VIDA AND ESPÍRITO SANTO SEGUROS

In 2005 Tranquilidade Vida had a premium income of €1.2 billion (of which approximately 6% through Tranquilidade Seguros’ brokers and agents), a market share of 17.6% and almost €6 billion in assets under management. It is the third largest life insurance company in Portugal. The Company is also the leading provider of pensions and savings products in the Portuguese insurance market with nearly 30% of market share. Following this transaction, Tranquilidade Vida will cease to include in its portfolio and operations all business carried out through the agent and broker network of Tranquilidade Seguros and focus instead on the products to be marketed through the distribution network of BES, which will be its sole distribution channel.

Espírito Santo Seguros had premium income of €62 million in 2005 and ranks among the top ten companies in Health and Household Insurance in Portugal with more than 5% market share in each segment.

ABOUT TRANQUILIDADE SEGUROS

Tranquilidade Seguros is, with a premium income of €365 million at year-end 2005 and a market share of 8.5%, the third largest non-life insurer in Portugal. The Company operates independently of the bancassurance activities of Tranquilidade Vida and Espírito Santo Seguros in all non-life segments through an extensive network of brokers and agents. After acquiring the life agent business portfolio from Tranquilidade Vida, Tranquilidade Seguros will be selling its own life and non-life products through its extensive agent and broker network.

ABOUT CASA’S INSURANCE OPERATIONS

CASA is one of the pioneers and leading company on the French bancassurance market.

Twenty years after its creation, CASA’s life insurance subsidiary Predica has become the leading bancassurance company and the second largest life insurer in France, with a market share above 15% in terms of assets managed, more than €144 billion in funds under management, and revenues of approximately €18.7 billion for the full-year 2005.

CASA is also a leading player in the French non-life market via its subsidiary Pacifica, which is one of the top ten non-life players in France, with revenues of more than €1.0 billion for the full-year 2005.

In addition, CASA’s consumer finance and creditor insurance subsidiary, Finaref Assurances, has been expanding rapidly its operations.

Besides Portugal, CASA has been already expanding abroad its insurance activities, either through local subsidiaries (e.g. in Luxembourg, Greece, Ireland and Lebanon) or offering directly its services in a number of European countries under the Freedom of Services European Regulation.